FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                03 February, 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock Exchange on 03 February, 2004


                                    mmO2 plc


Detailed below is the content of a letter received from Fidelity Investments on 3 February 2004.

mmO2 Contact:
Emma Ridgewell
Secretarial Services Assistant
mmO2 plc
t: +44 (0)1753 628227



February 2, 2004

MMO2 Plc
Wellington Street
Slough
Berkshire SL1 1YP
United Kingdom

FAX: 011-44-1-753-628-150

ATTN:Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.

Kindest regards,



Eleanor Chemlen

Sr. Compliance Specialist



NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: MMO2 Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company, (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company
(FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.


Fidelity has a non-beneficial interest in 522,278,129 Ordinary shares. This holding represents 6.02% of mmO2 plc's issued Ordinary Share Capital.


Schedule 'A'

Nominee/Registered Name Management Shares Held
Company

Chase Nominees Limited                    FMRCO       62,312,560
State Street Bank & Trust Company         FMRCO       10,269,100
State Street Nominees Limited             FMRCO        8,176,300
HSBC                                      FMRCO       11,250,000
JP Morgan Chase                           FMRCO           79,500
Lloyds Bank Nominees Limited              FMTC         1,166,100
BT Globenet Nominees Limited              FMTC           415,600
State Street Bank & Trust                 FMTC           694,300
MSS Nominees Ltd                          FMTC         2,890,000
Chase Manhattan Bank London               FISL       105,843,297
Chase Nominees Limited                    FISL        11,805,503
Chase Nominees Limited                     FPM        11,350,601
Northern Trust                             FPM         5,454,900
Bank of New York London                    FPM         3,204,000
Deutsche Bank                              FPM           436,600
Citibank                                   FPM           879,800
Mellon Nominees Limited                    FPM           385,200
HSBC Client Holdings Nominee (UK) Limited  FIL       141,883,786
Chase Manhattan Bank London                FIL        57,942,891
Bank of New York London                    FIL        18,304,660
Chase Nominees Limited                     FIL        17,786,634
Northern Trust                             FIL        18,216,200
Nortrust Nominees Limited                  FIL         5,103,700
State Street Bank & Trust                  FIL         6,804,497
Bank of New York Brussels                  FIL         2,746,000
Mellon Nominees Limited                    FIL           561,000
Northern Trust London                      FIL         1,490,100
Citibank                                   FIL           791,600
Deutche Bank                               FIL         5,040,800
J P Morgan                                 FIL           238,000
Brown Brothers Harriman                    FIL         3,490,900
Deutsche Bank AG London                    FIL           354,500
HSBC                                       FIL         2,544,000
Bank of New York Brussels                  FIL           250,700
State Street Nominees Limited              FIL           540,700
Nortrust Nominees Limited                  FIL         1,082,800
Brown Brothers Harriman Ltd. LUX           FIL           176,900


Total Ordinary Shares                     522,278,129
Current ownership percentage              6.02%
Shares in issue                           8,671,080,703
Change in holdings since last filing      85,244,141 ordinary shares




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 03 February 2004                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary